UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Record Date of 1 for 20 Reverse Share Split – Friday January 4, 2019 at Close of Business

Further to its Report on Form 6-K dated December 19, 2018, in which Kitov Pharma Ltd. (the “Company” or the “Registrant”) announced the results of its 2018 Annual General Meeting of Shareholders of the Company held on December 19, 2018, at which, amongst other matters on the agenda, the shareholders of the Company voted to approve a 1-for-20 reverse share split of the Company’s share capital, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company’s Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split, as set forth under Proposal 8 in the Company’s Proxy Statement for the Annual Meeting that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 9, 2018 (the “Proxy Statement”), the Company is announcing that the record date for determining which holders of the Registrant’s ordinary shares, and which holders of options to purchase the Registrant’s ordinary shares, will have their holdings adjusted as a result of the 1-for-20 reverse share split (as described in the Proxy Statement) will be the close of business on Friday January 4, 2019.

The first date when the Registrant’s ordinary shares will begin trading on the Tel Aviv Stock Exchange after implementation of the reverse share split will be Sunday January 6, 2019. The first date when the Registrant’s American Depositary Shares (“ADSs”) will begin trading on the NASDAQ after implementation of the reverse share split will be Monday January 7, 2019, whereby each ADS of the Registrant will represent 1 ordinary share post-reverse split in lieu of 20 ordinary shares prior to the reverse split.

The reverse share split will reduce the Registrant’s registered share capital to 250,000,000 ordinary shares of no par value each, and 50,000,000 preferred shares of no par value each, subdivided into five classes of preferred shares (class A preferred, class B preferred, class C preferred, class D preferred, and class E preferred) of 10,000,000 preferred shares of no par value each in each class of preferred shares, and reduce the number of issued and outstanding ordinary shares of the Registrant to approximately 16 million ordinary shares of no par value each.

Fractional shares resulting from the 1 for 20 reverse share split will be rounded as described in the Proxy Statement. Proportional adjustments will be made to all of the Registrant’s outstanding convertible securities. It is not anticipated that shareholders who hold their ordinary shares in brokerage accounts or “street name” or holders of options to purchase ordinary shares will need to take any action to effect the exchange of their shares. Holders of share certificates will be required to send their share certificates to the Company’s registered office for issuance of new post-split share certificates.

The Company is noting that the above corporate action is not a reverse split of the Company’s ADSs, and no action with regard to the reverse share split is required on the part of holders of ADSs or of warrants to purchase ADSs. The Company’s ADSs will continue to trade as before, and represent the same underlying portion of the Company’s share capital as they did prior to the 1 for 20 ordinary share reverse split.

Each of the applicable amendments to each of the Company’s Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split Company’s will be made following the record date noted above.

Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: risks and uncertainties associated with completing the proposed settlement of the two U.S. shareholder class-action lawsuits, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships; or on receiving the regulatory approvals necessary in order to commercialize our products; the uncertainty of the impact of such investigation and/or the proposed settlement of the two U.S. shareholder class-action lawsuits on the Israeli class action civil litigation in connection with the investigation which is still continuing, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements, Prospectuses and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

December 28, 2018	By:	/s/ Isaac Israel
Isaac Israel
CEO and Director

3